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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 66777

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020
_____MM/DD/YY_____ _____MM/DD/YY_____

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Sparring Partners Capital LLC**

OFFICIAL USE ONLY

_____

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

420 Lexington Avenue, Suite 2458
_____
(No. and Street)

New York	NY	10170
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alex Mack   917-923-1478
_____
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Michael Coglianese CPA, P.C.
_____
(Name – *if individual, state last, first, middle name*)

125 E Lake Street #303	Bloomingdale	IL	60108
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Warren Spar _____, swear (or affirm) that, to the best of
my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
Sparring Partners Capital LLC _____, as
of December 31 _____, 20 20 _____, are true and correct. I further swear (or affirm) that
neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account
classified solely as that of a customer, except as follows:

_____

_____



```
SHEILA M. THOMAS
NOTARY PUBLIC OF NEW JERSEY
Commission # 50033672
My Commission Expires 03/07/2026
```

_____
Signature

C E O
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- [✔] (a) Facing Page.
- [✔] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✔] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

SPARRING PARTNERS CAPITAL LLC
(A Limited Liability Company)
DECEMBER 31, 2020
TABLE OF CONTENTS



MC
MICHAEL COGLIANESE CPA, P.C.
ALTERNATIVE INVESTMENT ACCOUNTANTS

125 E. Lake Street, Ste. 303
Bloomingdale, IL 60108
Tel 630.351.8942
Mike@cogcpa.com | www.cogcpa.com

Bloomingdale | Chicago

Report of Independent Registered Public Accounting Firm

To the Member of Sparring Partners Capital LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Sparring Partners Capital LLC as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Sparring Partners Capital LLC as of December 31, 2020 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of Sparring Partners Capital LLC's management. Our responsibility is to express an opinion on Sparring Partners Capital LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Sparring Partners Capital LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

We have served as Sparring Partners Capital LLC's auditor since 2016.

Michael Coglianese CPA, P.C.

Bloomingdale, IL
March 30, 2021

SPARRING PARTNERS CAPITAL LLC

(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2020

ASSETS		
Cash	$	1,213,833
Fees receivable		3,011,027
Right of use asset		259,637
Net Pension Asset		1,631,291
Prepaid expenses and other assets		140,473
TOTAL ASSETS	$	6,256,261
LIABILITIES AND MEMBER'S EQUITY		
LIABILITIES		
Lease liability		259,637
Accounts payable and accrued expenses		19,283
TOTAL LIABILITIES	$	278,920
Commitments and contingencies (Note 5)		
Member's equity:		
Member's equity		4,917,698
Accumulated other comprehensive income		1,059,643
Total member's equity		5,977,341
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	6,256,261

See accompanying notes to the statement of financial condition.

NOTE 1: ORGANIZATION AND NATURE OF BUSINESS

Sparring Partners Capital LLC (the "Company") was formed as a New Jersey limited liability company on September 1, 2004. The Company is registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC"). The Company was approved as a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on June 15, 2005, on which date it commenced operations.

The Company's primary business activities consist of providing investment banking, merger and acquisition, and consulting services to clients.

Since the Company is a limited liability company, the member is not liable for the debts, obligations, or liabilities of the Company, whether arising in contract, tort or otherwise, unless the member has signed a specific guarantee.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition
Revenue from contracts with customers are composed of both fixed monthly charges and success-based investment banking fees. Success-based fees are recognized at the point in time when the Company's performance under the terms of the contractual arrangement is completed, which is typically at the closing of the transaction. Reimbursed expenses related to these transactions are recorded as revenue and are included in investment banking fees.

In certain instances, for advisory contracts, the Company will receive amounts in advance of the deal's closing. These are typically monthly fixed fees. In these instances, revenue is recognized over the time in which the performance obligations are simultaneously provided by the Company and consumed by the customer. If the Company receives amounts in advance of providing services, the amounts are booked as Prepaid Revenue until the service is provided. At December 31, 2020, there were no advances to the Company.

Fees Receivable
Trade accounts receivable are stated at the amount the Company expects to collect. In 2020 the Company had no accounts that were doubtful of collection.

Income Taxes
The Company is a single-member limited liability company and is treated as a "disregarded entity" for tax purposes. The Company's assets, liabilities and items of income, deductions and tax credits are treated as those of its member, who is responsible for any taxes thereon. The member is subject to the New York City unincorporated business tax, and the Company's allocable share of the member's tax provision for the New York City unincorporated business tax is included in the statement of comprehensive income in "NYC unincorporated business taxes."

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Company recognizes and measures its unrecognized tax benefits in accordance with Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") 740, *Income Taxes.* Under that guidance, the Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

The Company files income tax returns in a local jurisdiction. With few exceptions, the Company is no longer subject to local tax examinations by taxing authorities for years before 2017.

Other Comprehensive Gain
Comprehensive income is the total of net income plus all other changes in net assets arising from non-owner sources, which are referred to as other comprehensive gain. The Company has presented a statement of changes in member's equity that includes other comprehensive income. The sole component of accumulated other comprehensive income consists of the effects of the Company's gains and losses, and transition obligations associated with pension benefits.

NOTE 3: CONCENTRATION OF CREDIT RISK

All cash deposits of the Company are held by one financial institution and therefore are subject to the credit risk of that financial institution. The Company has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits. At December 31, 2020, the Company had cash balances in excess of insured limits totaling about $1,213,833 at one financial institution. Management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

For purposes of reporting the statement of cash flows, The Company considers all cash accounts which are not subject to withdrawal restrictions or penalties, and all highly liquid debt instruments with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits.

Three clients accounted for approximately 90% of "Fees Receivable" at December 31, 2020.

Three clients accounted for approximately 55% of "Contractual Fees" for the year ended December 31, 2020.

NOTE 4: EMPLOYEE BENEFIT PLANS

Defined Contribution Plan
The Company maintains a 401 (a) profit-sharing plan that covers substantially all of its eligible full-time employees. Contributions to the plan by the Company are discretionary. The Company may contribute up to 6% of eligible compensation. Employees who are at least 21 years of age and have at least one year and 1,000 hours of service with the Company are eligible to participate in the plan. For the year ended December 31, 2020, the Company paid $111,150 to its profit-sharing plan, which is included in "Profit sharing plan expense" in the statement of comprehensive income. The plan has a graded vesting schedule over a six-year period, at which time employees are fully vested in Company contributions.

NOTE 4: EMPLOYEE BENEFIT PLANS (continued)

Defined Benefit Plan

The Company adopted a noncontributory cash balance defined benefit plan in 2007 covering certain employees. The plan includes a significant pension benefit obligation, which is calculated based on actuarial valuations. Key assumptions are made in determining this obligation and related expenses, including expected rates of return on plan assets and discount rates. The Company's funding policy is to contribute the larger of the amount required to fully fund the plan's current liability or the amount necessary to meet the funding requirements as defined by the Internal Revenue Code. The Company uses a December 31 measurement date for its plan.

Changes in projected benefit obligation:	
Benefit obligation at January 1,2020	$1,843,104
Service cost	216,240
Interest cost	92,155
Actuarial losses	291
Benefit obligation at December 31, 2020	$2,151,790
Changes in fair value of plan assets:	
Fair value of plan assets at January 1, 2020	$3,165,971
Actual return on plan assets	617,110
Employer contribution	0
Fair value of plan assets at December 31, 2020	$3,783,081
Funded status of the plan, included in "Net pension asset" in the Statement of Financial Condition.	$1,631,291
Amounts recognized in Accumulated Other Comprehensive Income	
Unrecognized Net Gain at December 31, 2019	653,958
Unrecognized Net Gain at December 31, 2020	1,063,951
Increase	409,993
Amortization of transition asset	1,155
Net gain recognized in comprehensive income 2020	411,148
Prepaid Pension Cost at December 31, 2019	674,372
Net periodic pension cost for 2020	(102,724)
Contributions to the plan in 2020	0
Prepaid Pension Cost at December 31, 2020	571,648
Amounts recognized in Accumulated OCI	1,063,951
Transition Obligation	(4,308)
Net pension asset	1,631,291

NOTE 4: EMPLOYEE BENEFIT PLANS (continued)

Defined Benefit Plan (continued)

The following are weighted-average assumptions used to determine net periodic pension cost for the year ended December 31, 2020:

Discount rate	5.00%
Expected long-term return on plan assets	6.00%
Rate of compensation increase	0.00%

Components of net periodic pension cost are as follows:

Service cost	$ 216,240
Interest cost	92,155
Expected return on plan assets	(189,958)
Amortization of net gain	(16,868)
Amortization of transition obligation	1155
Net periodic pension benefit cost	$102,724

Amortization amounts for net (gain)/loss, net prior service cost and net transition amounts expected to be recognized as components of net periodic pension cost over 2021 are $(16,868), $0, and $1,155 respectively.

Pension Fund Investments

The Company's pension plan was invested in mutual funds and index funds at December 31, 2020. The target asset allocation is to have 0% to 20% of the plan assets invested in fixed-income funds, 0% to 20% of the plan assets invested in cash and cash equivalents, and the balance of the plan assets invested in equity funds. During 2020, approximately 99% of the fund's assets were invested in equity funds.

Assets and liabilities measured at fair value are based on one or more of three valuation techniques. The valuation techniques are as follows:

(a) *Market approach.* Prices and other relevant information generated by market transactions involving identical or comparable assets or liabilities;
(b) *Cost approach.* Amount that would be required to replace the service capacity of an asset (replacement cost); and
(c) *Income approach.* Techniques to convert future amounts to a single present amount based on market expectations (including present value techniques and excess earnings models).

The following table sets forth by level the assets of the defined benefit plan subject to the fair value hierarchy, on a recurring basis, as of December 31, 2020:

Asset Valuation, at fair value:	Level l	Level 2	Level 3	Total	Valuation Technique
Money market funds	176			176	(a)
Mutual funds					
Bond funds	0			0	(a)
Exchange Traded Funds					
Midcap index	991,265			991,265	(a)
Value index	876,333			876,333	(a)
Growth index	1,477,236			1,477,236	(a)
International index	438,071			438,071	(a)
Total	$3,783,081			3,783,081	

NOTE 4: EMPLOYEE BENEFIT PLANS (continued)

Defined Benefit Plan (continued)

Mutual bond funds are valued using the net asset value divided by the number of the shares outstanding, which is based on quoted market prices of the underlying assets owned by the fund.

The equity funds consist of exchange traded funds, which are valued at the closing price reported on the active market on which the individual securities are traded.

The money market funds are valued using quoted prices in the active market.

The Company's investment policy includes various guidelines and procedures designed to ensure assets are invested in a manner necessary to meet expected future benefits earned by participants. The investment guidelines consider a broad range of economic conditions. Central to the policy are target allocation ranges as described above.

The objectives of the target allocations are to maintain investment portfolios that diversify risk through prudent asset allocation parameters, to achieve asset returns that meet or exceed the plan's actuarial assumptions, and to achieve asset returns that are competitive with like institutions employing similar investment strategies.

The investment policy is periodically reviewed by the Company and a designated third-party fiduciary for investment matters. The policy is established and administered in a manner to comply at all times with applicable government regulations.

The Company is not required to contribute to its defined benefit plan in 2020, and the expected amount of employer contribution for the 2021 fiscal year is $0. There are pension benefit payments totaling $2,279,839 anticipated to be paid in 2022. There are no payments expected to be made for the years 2023 to 2030.

NOTE 5: COMMITMENTS AND CONTINGENCIES

Leases
The Company entered into an operating lease for office space that expires in December 2023. The lease contains a free-rent period. The difference between the rent expense and the rent paid is recorded as deferred rent and is included with "Accounts payable and accrued expenses" in the statement of financial condition. At December 31, 2020, the balance of deferred rent was approximately $4,579. There is approximately $283,878 in future payments due under this lease.

The office lease requires a deposit with the landlord in amount of $26,656. This amount is reflected in "Prepaid expenses and other assets" in the accompanying statement of financial condition. Rent expense, recorded on a straight-line basis was approximately $93,099 in 2020.

In accordance with ASU No. 2016-02 (Topic 842), the Company included in its Statement of Financial Condition this lease as a Right of Use asset and an equal and offsetting liability. The amount of the lease asset and lease liability reflects the present value of future unpaid lease payments.

NOTE 6: NET CAPITAL REQUIREMENTS

The Company is subject to the SEC's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, not exceed 15 to 1. Net capital and aggregate indebtedness change from day to day. As of December 31, 2020, the Company's net capital was $1,194,550, which exceeded the required minimum net capital of $5,000 by $1,189,550. The Company's percentage of aggregate indebtedness to net capital was approximately 2% at December 31, 2020.

NOTE7– SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date of the audit report, which is the date the financial statements were available to be issued. There were no subsequent events that require adjustment or disclosure in the financial statements.